FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of January, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





   HSBC OBTAINS APPROVAL TO ESTABLISH JOINT VENTURE ISLAMIC INSURANCE COMPANY

HSBC Insurance (Asia Pacific) Holdings Limited has obtained approval from Bank Negara Malaysia to form a joint venture Takaful (Islamic insurance) company in Malaysia in partnership with Jerneh Asia Berhad and The Employees Provident Fund of Malaysia (EPF).

It is proposed that HSBC Insurance will take up 49 per cent of the equity in the new company for a consideration of MYR49 million (approximately US$13 million). Jerneh Asia will take a 31 per cent stake for MYR31 million and EPF will take
20 per cent, injecting MYR20 million into the joint venture. The new company will be capitalised at MYR100 million (approximately US$26 million). It is expected to offer a range of life and general Takaful products to both retail and corporate customers.

Zarir J Cama, Deputy Chairman and Chief Executive Officer of HSBC Bank Malaysia Berhad, said: "Through this licence to develop a Takaful joint venture with Jerneh Asia and The Employees Provident Fund of Malaysia, we intend to build on the success of the Islamic banking business HSBC Bank Malaysia has developed since 1994. We are excited about the growth opportunities offered by Malaysia's Takaful industry, which has a low penetration rate of 5 per cent amid a population that is 60 per cent Muslim."

The completion of the transaction is subject to various conditions including obtaining regulatory and other approvals. The consideration from HSBC will be satisfied from the HSBC Group's internal resources.


Notes to editors

1. Jerneh Asia Berhad

Jerneh Asia, through its 80 per cent-held Jerneh Insurance Berhad, is a leading general insurance provider in Malaysia. Jerneh Insurance was established in 1970 and offers a wide range of general insurance cover for both commercial and retail clients. With shareholders' funds standing at over RM100 million, today Jerneh has the capacity to underwrite large projects in Malaysia, Singapore, Indonesia, the Philippines, Myanmar, Thailand, the Hong Kong SAR, mainland China and Australia.

2. The Employees Provident Fund of Malaysia

The Employees Provident Fund (EPF) of Malaysia is a national savings scheme, providing basic financial security for retirement to private and non-pensionable public sector employees in Malaysia. The EPF has over 5.2 million active members and manages funds totalling RM253.6 billion. Established in October 1951, the EPF continues to play a catalytic role in the nation's socio-economic growth, consistent with its position as a leading savings institution in Malaysia.

3. HSBC in Malaysia

HSBC's presence in Malaysia dates back 121 years. The Group established its first office in Malaysia in 1884 on the island of Penang, with privileges to issue currency notes. HSBC Bank Malaysia Berhad was locally incorporated in 1994 and became the first foreign financial institution to be localised. HSBC Bank Malaysia currently employs some 4,700 people and has a network of 36 branches.

4. The HSBC Group

HSBC Insurance (Asia Pacific) Holdings Limited and HSBC Bank Malaysia Berhad are members of the HSBC Group which, with over 9,700 offices in 77 countries and territories and assets of US$1,467 billion at 30 June 2005, is one of the world's largest banking and financial services organisations.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  30 January 2006